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                                                                  EXHIBIT 99.6

                     [LETTERHEAD OF COMMERCIAL INTERTECH]


                               December 3, 1993

Personal and Confidential
- -------------------------
Mr. Mark G Kachur
29 School Lane
Lloyd Harbor
Long Island, NY 11743


Dear Mark:


  On behalf of Commercial Intertech S.A. of Diekirch, Grand Duchy of Luxembourg, I am pleased to extend an offer of employment, the terms of which are detailed as follows:

Title:

     Senior Vice President-Asian Marketing, reporting to Chairman of Commercial Intertech S.A. June 1, 1994 - Senior Vice President-Fluid Purification
     June 1, 1994 - Senior Vice President-Fluid Purification Group, reporting to Chairman of Commercial Intertech Corp.

Responsibilities:

     Until June 1, 1994, your duties will include developing new markets in hydraulics and metals directed to Asian, Far East and Pacific Rim countries. Specifically excluded from duties are any active
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     responsibilities in the Fluid Purification Group.
     June 1, 1994 and thereafter, duties will include direction of worldwide activities of Fluid Purification Group.

Base of Operations:

     Until June 1, 1994, Diekirch, Grand Duchy of Luxembourg. June 1, 1994 and thereafter, Meriden, Connecticut.

Length of Employment Agreement:

     While it is our desire that you will finish your business career with us, this initial employment agreement, per your request, is for a three-year period.
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Compensation (base salary and bonus paid on an October 31 fiscal year-end basis):

        Fiscal Year 1 - base salary of $240,000 plus $120,000 signing bonus paid in December 1994, salary will be prorated based upon date of employment.

        Fiscal Year 2 - base salary to be adjusted in accordance with external compensation consultants' recommendations plus second year guaranteed signing bonus, the combined total of which will be no less than $325,000, exclusive of participation in the salaried incentive plan (bonus plan).

        Fiscal Year 3 - base salary to be adjusted in accordance with external compensation consultants' recommendations (no less than $265,000).

Salaried Incentive Plan:

        40% of base salary target level with maximum 60% upon achievement of performance goals; eligibility in second year of employment.

Stock Awards:

        7,500 Restricted Shares granted conditioned only by continued employment by the Company for five years. During the five-year restricted period, you will receive dividends and vote the shares although the share certificates will be legended and held in escrow by the Corporate Secretary. If you should leave the employment of the Company at the end of your three-year agreement, Commercial would waive the continued employment requirement on 60 percent of the 7,500 shares.

Options to Purchase Shares:

                Year 1 10,000
                Year 2 10,000
                Year 3 15,000

        Non-qualified stock option grants for 10 years, exercisable one-half in two years and one-half in three years. The price will be the fair market value on the date of the grant.

        Performance Shares - 8,000 shares to be granted in January 1995 conditioned upon the achievement of certain performance goals over a three-year time horizon.

Relocation:

        Customary key executive reimbursement for moving expenses and normal costs associated with the purchase of residence
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        in Connecticut and the sale of two residences (Charlottesville, Virginia in 1994 and Long Island, New York in 1995.)

        Additionally, the Company agrees to provide reasonable temporary residence cost reimbursement, subject to final approval by the Chairman and Chief Executive Officer, in Connecticut until June of 1995.

Automobile Allowance:

        $805 per month plus use of gasoline credit card - certain guidelines on choice of automobile apply.

Benefit Programs:

        Participation in various benefit programs as soon as eligibility requirements are fulfilled.
        Such programs include salaried pension plan, 401(k), non-qualified savings and stock purchase plan, medical, hospitalization, life, disability, and accidental death and dismemberment insurance. Some modest contributions on your part may be required depending upon selected coverage levels.

Supplemental Executive Retirement Plan:

        The Company agrees to provide a SERP utilizing base salary based upon actual years of employment accrued at age 65.

Vacation:

        Four weeks per year until retirement.

Indemnification:

        If you join Commercial Intertech S.A. prior to May 23, 1994, Company agrees to indemnify and defend you against costs and damages associated with alleged breach of covenant not to compete against your former employer, Pall Corporation.

        If said former employer litigates and is successful in preventing your employment with Commercial Intertech S.A., Company will compensate you with your monthly base compensation until June 1, 1994, or whenever restriction is lifted, whichever occurs first. During this restricted period, Commercial will provide reimbursement for your medical coverage (COBRA) as well as the monthly automobile allowance.

Covenant Not To Compete Against Commercial Intertech Corp.:

        During the three-year contract and thereafter, you agree not to provide services to any entity considered by the Company
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        to be a competitor for no more than two years following voluntary or involuntary termination from Company. For each year of such covenant not to compete, you will receive a year's base compensation, appropriate bonus and benefits. (Upon commencement of duties, you will be required to execute the Company's standard Key Executive Agreement setting forth confidentiality and non-competition obligations.)

Change of Control:

        In the event of termination after a change of control of the Company, you will be provided the Company's standard severance compensation agreement guaranteeing two year's base compensation.

        Mark, I hope you find this proposal acceptable. If you agree with the terms of this letter, please sign the acceptance on a copy of the letter and return it to me.

        We look forward to your coming aboard!

                                        Sincerely,


                                        /s/ PAUL J. POWERS
                                        Paul J. Powers

PJP/sms


                                  Acceptance
                                  ----------

  The above terms and conditions are accepted this 4 day of December, 1993.


                                        /s/ MARK G. KACHUR